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                         December 2, 2022

       Michael Rabinovitch
       Chief Financial Officer
       BurgerFi International, Inc.
       200 West Cypress Creek Rd., Suite 220
       Ft. Lauderdale, FL 33309

                                                        Re: BurgerFi
International, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 29,
2022
                                                            File No. 333-268585

       Dear Michael Rabinovitch:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              Shane Segarra